United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

NeoGames S.A.
(Name of Issuer)

Ordinary Shares, no par value
 (Title of Class of Securities)

L6673X107
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐         Rule 13d-1(b)
 ☐         Rule 13d-1(c)
 ☒         Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L6673X107	Schedule 13G	Page 2 of 9

1	Names of Reporting Persons Barak Matalon
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,109,948
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,109,948
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,109,948
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 20.5%
12	Type of Reporting Person IN

CUSIP No. L6673X107	Schedule 13G	Page 3 of 9

1	Names of Reporting Persons Elyahu Azur
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,193,717
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,193,717
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,193,717
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.8%
12	Type of Reporting Person IN

CUSIP No. L6673X107	Schedule 13G	Page 4 of 9

1	Names of Reporting Persons Pinhas Zahavi
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,193,717
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,193,717
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,193,717
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.8%
12	Type of Reporting Person IN

CUSIP No. L6673X107	Schedule 13G	Page 5 of 9

1	Names of Reporting Persons Aharon Aran
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,277,486
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,277,486
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,277,486
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.1%
12	Type of Reporting Person IN

CUSIP No. L6673X107	Schedule 13G	Page 6 of 9

ITEM 1.	(a)	Name of Issuer:

NeoGames S.A. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

10 Habarzel Street, Tel Aviv, 6971014, Israel.

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

Barak Matalon;
Elyahu Azur;
Pinhas Zahavi; and
Aharon Aran.

(b)	Address or Principal Business Office:

The principal business address of Mr. Matalon is 10 Habarzel St., Tel Aviv, Israel. The principal business address of Mr. Azur is 6 Hertzel St., Tel-Aviv, Israel. The principal business address of Mr. Zahavi is 4 Voiotias St., Limassol, Cyprus. The principal business address of Mr. Aran is 32 Tuval St., Ramat Gan, Israel.

(c)	Citizenship of each Reporting Person is:

The Reporting Persons are each citizens of Israel.

(d)	Title of Class of Securities:

Ordinary shares, no par value (“Ordinary Shares”).

(e)	CUSIP Number:

L6673X107

ITEM 3.

Not applicable.

ITEM 4.	Ownership:

(a-c)

CUSIP No. L6673X107	Schedule 13G	Page 7 of 9

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of December 31, 2020, based upon 24,983,855 shares of Ordinary Shares outstanding as of December 31, 2020, as reported to the Reporting Persons by the Issuer.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Barak Matalon	5,109,948	20.5%	5,109,948	0	5,109,948	0
Elyahu Azur	3,193,717	12.8%	3,193,717	0	3,193,717	0
Pinhas Zahavi	3,193,717	12.8%	3,193,717	0	3,193,717	0
Aharon Aran	1,277,486	5.1%	1,277,486	0	1,277,486	0

Barak Matalon is the record holder of 5,109,948 Ordinary Shares. Elyahu Azur is the record holder of 3,193,717 Ordinary Shares. Pinhas Zahavi is the record holder of 3,193,717 Ordinary Shares. Aharon Aran is the record holder of 1,277,486 Ordinary Shares.

The Reporting Persons have entered into a Voting Agreement pursuant to which the Reporting Persons have agreed to vote their Ordinary Shares in the manner prescribed by the Voting Agreement with regard to any matter relating to the nomination, election, appointment or removal of directors of the Issuer. Each Reporting Person disclaims beneficial ownership of any securities beneficially owned by any other Reporting Person.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. L6673X107	Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9th, 2021

Barak Matalon /s/ Barak Matalon Elyahu Azur /s/ Elyahu Azur Pinhas Zahavi /s/ Pinhas Zahavi Aharon Aran /s/ Aharon Aran

CUSIP No. L6673X107	Schedule 13G	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement.